GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com

BY EDGAR

3 August 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F

for the Fiscal Year Ended 31 December 2015 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 18 May 2016 (the “18 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (“2015 Form 20-F”) (File No. 001-15170) that we filed with the Commission on 18 March 2016. We responded to the 18 May Comment Letter by letter dated 14 June 2016, and the Staff provided certain additional comments by letter dated 6 July 2016 (the “6 July Comment Letter”).

This letter includes our responses to the comments contained in the 6 July Comment Letter. For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Exhibit 15.2: Annual Report 2015

Group Financial Review

Core results reconciliations, page 62

1.	You disclose full non-IFRS income statements to reconcile to your non-IFRS core results, which is inconsistent with updated Compliance and Disclosure Interpretations 102.10 on Non-GAAP Measures issued on May 17, 2016. Notwithstanding your June 11, 2013 and July 24, 2013 responses to comments 1 of both our May 14, 2013 and July 10, 2013 comment letters, respectively, please review this guidance when preparing your next Form 20-F.

The Company respectfully notes that Item 5.A of the Company’s 2015 Form 20-F does not incorporate the core results reconciliations presented on page 62 of Exhibit 15.2 to the 2015 Form 20-F (the “Annual Report 2015”). Instead, reconciliations of the individual line items between total and core are presented within Item 5.A of the 2015 Form 20-F on pages 11-13, and the 2015 Form 20-F states that references in the Annual Report 2015 to the reconciliations on page 62 should be read to refer to the reconciliations of the individual line items between total and core presented within Item 5.A. The Company believes that this approach is consistent with updated Compliance and Disclosure Interpretation 102.10. Furthermore, the 2015 Form 20-F states on page 65: “Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2015 is not deemed to be filed as part of this Form 20-F.”

Notwithstanding the fact that the Company believes that Item 5.A is consistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Measures issued on 17 May 2016, the Company will nonetheless review the updated guidance in preparing its next Form 20-F.

Critical Accounting Policies

Turnover, page 70

2.	In your response to prior comment 1, you noted that Advair accounted for approximately 50% of the total deduction for rebates and returns in US Global Pharmaceuticals, and the Respiratory portfolio as a whole accounted for more than 75% of the total deduction in the year. You also stated that the higher rebates and chargebacks on these products were therefore the primary reason for the increases in the market driven segments and Government mandated and state programs elements of the gross turnover to net turnover reconciliation. While disclosure throughout your filing discusses the impact Advair has had on turnover, it does not directly state the impact on items that reduce revenues. Please provide similar disclosure noted in your response in your future periodic reports regarding the impact on these items.

Mr. Jim Rosenberg, page 3

The Company proposes to include in future filings on Form 20-F additional text substantially similar to the following, updated as appropriate, on the equivalent to page 71 of the Annual Report 2015:

“The increased deductions in the market driven segments and Government mandated and state programs elements of the gross turnover to net turnover reconciliation primarily reflected higher rebates and chargebacks on Respiratory products, and on Advair in particular. During 2015, Advair accounted for 44% of US Pharmaceuticals turnover and approximately 50% of the total deduction for rebates and returns, and the Respiratory portfolio as a whole accounted for more than 75% of the total deduction in the year. Advair suffered particular pricing pressure in 2015 as the Company sought to transition its Respiratory portfolio to newer products.”

Notes to the financial statements

Note 8. Operating profit, page 154

3.	Item 16C of Form 20-F requires the disclosure of the nature of the services comprising the fees disclosed. Please provide us a listing of the fees paid to your auditor for ‘other assurance services’ and ‘all other fees’ and explain why you have not disclosed the nature of these services. Separately tell us how each service is not prohibited under Rule 2-01 of Regulation S-X.

The disclosure included on page 154 of the Annual Report 2015 and incorporated by reference in Item 16C of the 2015 Form 20-F discloses the nature of the main categories of non-audit services performed by the external auditor. Further disclosure is included on page 94 of the Annual Report 2015 and incorporated by reference in Item 16C of the 2015 Form 20-F, where the non-audit service total fee of £5.3 million (including the non-statutory audit of the GSK pension schemes) is reflected and described as other services including tax, regulatory, compliance and treasury related services.

“Other assurance services” and “All other services” are made up of a number of low value items and the Company believes that none of these services was individually significant or material in nature or value. However, in future reports on Form 20-F, the Company will supplement the equivalent table on page 154 with additional narrative disclosure of the types of services included within the headings “Other assurance services” and “All other services”.

Mr. Jim Rosenberg, page 4

The items included in “Other assurance services” and “All other services” in the 2015 Form 20-F are set out below.

£m
Other assurance services:
Non-statutory audit of special purpose financial information in connection with a small business disposal	0.1
Agreed upon assurance procedures in conjunction with a royalty and profit share agreement	0.1
Review of accounting and taxation impacts on distributable reserves of transition to new UK GAAP for UK subsidiaries	0.2
Provision of a comfort letter in connection with an external bond programme	0.1
Various immaterial non-statutory audit engagements and agreed upon procedures engagements (each individually less than £0.1 million)	0.6

Total	1.1

All other services:
Advisory services in relation to the separation of certain products following the Vaccines business acquisition from Novartis.	0.4

Total	0.4

Each service was reviewed individually and approved to ensure that sufficient safeguards are in place to address any potential independence threats. None of these services was precluded under Rule 2-01 of Regulation S-X, and specifically none related to the following services:

•	Bookkeeping or other services related to the accounting records or financial statements of the audit client

•	Financial information systems design and implementation

•	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports

•	Actuarial services

•	Internal audit outsourcing services

•	Management functions

•	Human resources

•	Broker-dealer, investment adviser, or investment banking services

•	Legal services

•	Expert services unrelated to the audit

In particular, the Company confirms that the external auditor did not carry out any activities as an Independent Review Organisation in connection with the Company’s Corporate Integrity Agreement.

Mr. Jim Rosenberg, page 5

Note 38. Acquisitions and disposals

2015 Acquisitions

Novartis Consumer Healthcare and Vaccines businesses, page 185

4.	We acknowledge your response to prior comment 2. Please tell us why it is appropriate to account for the written put option issued to Novartis separately from the business combination and reference for us the authoritative literature you rely upon to support your accounting. In your response, please ensure you address the following concerns:

•	Tell us whether you would write such a put without charging a premium absent the business combination transaction with Novartis. If so, tell us why when premiums are generally charged when writing puts.

•	If you would not have written such a put without collecting a premium tell us why consideration for the put is not part of the business combination.

•	Explain why it is appropriate to charge shareholders’ equity with the present value of the redemption amount at contract inception instead of either goodwill as part of the business combination or your income statement in lieu of put premiums not collected.

The Company respectfully submits that it has not issued a written put option except over a non-controlling interest in connection with a business combination. The Company believes that a written put option with an exercise price of fair value at the date of exercise would have no intrinsic value because the exercise price is the same as the fair value of the underlying shares. Time value would also be nil as, if the option is exercised in the future, the amount paid for the shares would be equal to their fair value. While there might be some small liquidity benefit to the holder, the Company would expect any premium to be negligible. The put option written over Novartis’ shareholding has an exercise price set at the estimated market price on exercise and therefore the Company does not believe that any material premium could be attributed to this contract.

When a put option is written at the same time as a business combination, IFRS 3 does not provide specific guidance on how such contracts should be accounted for. As a result, it is necessary to assess whether the contract results in the risks and rewards of ownership of the shares that are not legally acquired at the date of the business combination, transferring to the parent immediately, along with an obligation to pay further consideration for those shares in the future. In that case the gross obligation arising would be considered to be part of the consideration for the business combination and no non-controlling interest would be recognised. This is more likely to be the case if the exercise price is set at a fixed amount.

Mr. Jim Rosenberg, page 6

Alternatively, a written put option contract might, in substance, be an obligation to purchase a non-controlling interest’s shares in the future, should the non-controlling interest choose to exercise the option. To determine the substance of the arrangement with Novartis, the Company assessed whether the terms of the put option contract resulted in the risks and rewards of ownership of Novartis’ shareholding transferring to the Company at the date of the business combination. Since the put option written over Novartis’ shareholding has an exercise price set at the estimated market price of Novartis’ shares on exercise, the Company assessed that the risks and rewards of ownership of Novartis’ shareholding had not transferred to the Company at the time of the business combination. The financial statements, therefore, continue to reflect a non-controlling interest, with profits allocated to the non-controlling interest in accordance with Novartis’ ownership interest. Accordingly, the Company believes that the put option contract should be accounted for separately from the business combination as it represents the Company’s obligation to buy Novartis’s shares in the future, should Novartis choose to exercise its option.

IFRS provides specific guidance on contracts that require the entity to acquire its own equity. Paragraph 23 of IAS 32 ‘Financial instruments: Presentation’, states that “a contract that contains an obligation for an entity to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability for the present value of the redemption amount”. In November 2006, the IFRS Interpretations Committee considered whether a written put option over a non-controlling interest’s shareholding gave rise to a liability and although it did not add this topic to its agenda, it did comment that “a parent must recognise a financial liability when it has an obligation to pay cash in the future to purchase the minority’s shares, even if the payment is conditional on the option being exercised by the holder”. This clarified that a parent entity that enters into a written put option over shares in a subsidiary held by a non-controlling interest should record the gross obligation as a financial liability at its full redemption value (that is, the contract is not recorded as a net derivative). The debit was recorded directly in equity as required by paragraph 23 of IAS 32, which states “The financial liability is recognised initially at the present value of the redemption amount, and is reclassified from equity.”

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Mr. Jim Rosenberg, page 7

Yours sincerely,

/s/ Simon Dingemans

Simon Dingemans
Chief Financial Officer

cc:	Ms. Sasha Parikh, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Ranjan Sriskandan, PricewaterhouseCoopers LLP

Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP

Ms. Victoria Whyte, GlaxoSmithKline plc

Ms. Lisa DeMarco, GlaxoSmithKline plc

Mr. Christopher Buckley, GlaxoSmithKline plc